# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Longevity Health Holdings, Inc., CIK 0001842939
CUSIP: 142922129
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2403 SIDNEY STREET, SUITE 300, PITTSBURGH, Pennsylvania (PA), 15203
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001423603
Persons authorized to receive notices and communications: Bryan J. Cassaday, 2403 Sidney Street, Suite 300, Pittsburgh, Pennsylvania (PA), 15203, 281-297-8276

## Reporting persons
- Ajjarapu J. Ram (CIK 0001423603): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 689,656; sole dispositive power 0; shared dispositive power 689,656; aggregate amount beneficially owned 689,656 (27.9% of the class)
  Comment: Note to Row 13: The percentages reported in this Schedule 13D are based on 2,475,321 shares of common stock, $0.0001 par value per share (the "Common Stock"), of Longevity Health Holdings, Inc. (the "Issuer") outstanding as of March 16, 2026.
- International Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 689,656; sole dispositive power 0; shared dispositive power 689,656; aggregate amount beneficially owned 689,656 (27.9% of the class)
  Comment: Note to Row 13: The percentages reported in this Schedule 13D are based on 2,475,321 shares of Common Stock outstanding as of March 16, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Longevity Health Holdings, Inc.
Address of issuer's principal executive offices: 2403 SIDNEY STREET, SUITE 300, PITTSBURGH, Pennsylvania (PA), 15203

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Janakiram Ajjarapu ("Mr. Ajjarapu") and International Capital Partners LLC, a Florida limited liability company ("ICP" and together with Mr. Ajjarapu, collectively referred to as the "Reporting Persons").
Residence or business address:
The business address of each of the Reporting Persons is 169 Ramapo Valley Rd, Suite LL-101,
Oakland, New Jersey 07936.
Present principal occupation or employment: The present principal business of ICP is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. Mr. Ajjarapu directs the voting and investment activities of ICP. Mr. Ajjarapu currently serves as the Chief Executive Officer of RA Capital Funding LLC, STP Brokerage Inc. and Especially Yours Inc., each with a principal business address of 169 Ramapo Valley Rd, Suite LL-101, Oakland, New Jersey 07936.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Except as set forth below, during the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 31, 2025, the Securities and Exchange Board of India ("SEBI") issued an order (the "SEBI Order") in the matter of Decipher Labs Limited (formerly Combat Drugs Ltd.) involving, among others, Mr. Ajjarapu. SEBI found that Mr. Ajjarapu violated provisions of the SEBI Act, 1992, and regulations thereunder, including the Prohibition of Fraudulent and Unfair Trade Practices (PFUTP) Regulations, in connection with alleged stock manipulation and misleading corporate announcements. The SEBI Order (i) barred Mr. Ajjarapu from accessing the securities market and prohibited him from buying, selling, or dealing in securities for a period of three years, (ii) imposed a penalty of Rs. 60 lakh, and (iii) directed the disgorgement of approximately Rs. 7.90 crore in alleged unlawful gains.

On September 16, 2025, the Securities Appellate Tribunal granted Mr. Ajjarapu partial relief, staying the trading restrictions and suspending coercive action for recovery of the disgorgement and penalty amounts, subject to the deposit of 50% of said amounts with SEBI.

The SEBI Order is currently under appeal before the Securities Appellate Tribunal, and the matter is pending.
Citizenship: Mr. Ajjarapu is a citizen of the United States, and ICP is organized under the laws of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
ICP is engaged in the purchase and sale of securities for investment on its own account. The source of funds is the working capital of ICP.

The Shares (as defined in Item 4 below) collectively owned by the Reporting Persons, as reported in this Schedule 13D, were purchased with the working capital of ICP pursuant to the Stock Purchase Agreement (as defined in Item 4 below) for the aggregate purchase price of $200,000.24.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock reported herein for investment purposes and to facilitate a change in the leadership of the Issuer.

On March 13, 2026, ICP entered into a Common Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer. Pursuant to the Stock Purchase Agreement, ICP purchased 689,656 shares of Common Stock (the "Shares") at a purchase price of $0.29 per share, for an aggregate purchase price of $200,000.24. Mr. Ajjarapu, as the managing member of ICP, may be deemed to have shared voting and dispositive power over these shares.

The acquisition of the Shares was made in connection with a planned transition of the Issuer's leadership. Effective as of March 16, 2026, Mr. Ajjarapu was appointed by the Issuer's Board of Directors (the "Board") as the Chief Executive Officer of the Issuer, a Class III director and the Chairman of the Board.

The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise. In addition, the Reporting Person, in his capacity as Chief Executive Officer and Chairman of the Board, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as security offerings and/or share repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as reported on this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

Stock Purchase Agreement

On March 13, 2026, the Issuer and ICP entered into the Stock Purchase Agreement, pursuant to which ICP purchased the Shares. The Stock Purchase Agreement contains customary representations, warranties, and covenants of the Issuer and ICP.

Registration Rights

Pursuant to the Stock Purchase Agreement, the Issuer is obligated to file a resale registration statement (the "Resale Registration Statement") with the U.S. Securities and Exchange Commission ("SEC") no later than 60 calendar days after March 16, 2026. The Issuer has agreed to use its best efforts to cause such Resale Registration Statement to be declared effective to cover the resale of all of the Shares.

Indemnification and Restrictive Covenants

In connection with his appointment as Chief Executive Officer and Chairman of the Board, Mr. Ajjarapu executed the Issuer's standard form of indemnity agreement and a restrictive covenants agreement for officers. Under the Stock Purchase Agreement, the Issuer has also agreed to indemnify ICP and its affiliates against certain claims, damages, and expenses arising out of the agreement, except in cases of bad faith, actual fraud, gross negligence, or willful misconduct.

Management Appointments

In connection with the Stock Purchase Agreement, the Board appointed Mr. Ajjarapu as Chief Executive Officer, a Class III director, and Chairman of the Board, effective March 16, 2026. Other than the Stock Purchase Agreement, there are no arrangements or understandings between Mr. Ajjarapu and any other person pursuant to which he was selected as an officer or director.

Other Relationships

Mr. Ajjarapu is the managing member of, and holds a direct minority membership interest in, ICP. He also serves as the trustee of a family trust that holds the remaining outstanding membership interests in ICP.

Except as described above or as set forth in the exhibits to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated April 8, 2026, by and among the Reporting Persons.

Exhibit 2 - Common Stock Purchase Agreement, dated March 13, 2026, by and between the Issuer and ICP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 17, 2026).

## Signatures
- Ajjarapu J. Ram: /s/ Janakiram Ajjarapu, Janakiram Ajjarapu (04/08/2026)
- International Capital Partners LLC: /s/ Janakiram Ajjarapu, Janakiram Ajjarapu, Managing Member (04/08/2026)